Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Acquisition of Majority Interest in MeinMalzeBier Holdings Limited

BEIJING, CHINA – April 25, 2025 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a manufacturer of ecological environment protection equipment and intelligent equipment in China, today announced that on April 25, 2025, it has closed the acquisition of 51% equity interest of MeinMalzeBier Holdings Limited, a British Virgin Islands business company (“MeinMalzeBier”). MeinMalzeBier, a company engaged, through its PRC operating subsidiaries, in the marketing and sales of craft beer and craft beer machines in China.

Earlier this year, ReTo launched the sales of its proprietary smart craft beer machines, marking a strategic expansion of its intelligent equipment into the beverage market. The acquisition of MeinMalzeBier is expected to create strong synergies with the Company’s new product line, leveraging MeinMalzeBier’s established sales network and market experience to accelerate product adoption and market penetration. The combination of the two businesses is expected to enhance the Company’s market reach, improve cash flow, and contribute positively to its overall financial performance.

“We believe that integrating MeinMalzeBier’s business into our operations has strong potential to accelerate our expansion of our intelligent equipment market,” said Hengfang Li, Chief Executive Officer of ReTo. “This acquisition marks an important milestone in our ongoing strategy to diversify and strengthen our business portfolio. MeinMalzeBier’s market expertise is complementary to our existing operations, and we expect to realize meaningful synergies that will bolster our long-term financial health and market competitiveness.”

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its operating subsidiaries in China, is engaged in the research and development, manufacture and sales of ecological environment protection equipment and intelligent equipment. The Company provides consultation, design, implementation and installation of its equipment and related parts, as well as engineering support and technical advice and services. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including market conditions, regulatory developments, and the Company’s ability to successfully integrate the acquired business. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Tel: +86-10-64827328

Email: ir@retoeco.com or 310@reit.cc